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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TRM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

872636105

(CUSIP Number)

May 3, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 872636105

1.	Name of Reporting Person: Perennial Investors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,031,512

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,031,512

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,031,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: OO

13G
CUSIP No. 872636105

1.	Name of Reporting Person: Christopher J. Heintz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,031,512

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,031,512

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,031,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: IN

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Perennial Investors, L.L.C., a Delaware limited liability company (“Perennial”), and Mr. Christopher J. Heintz, the principal of Perennial, relating to shares of common stock of TRM Corporation, an Oregon corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

TRM Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

5208 N E 122nd Avenue
Portland, Oregon 97230

Item 2(a)	Name of Person Filing.

This statement is filed by Perennial and Christopher J. Heintz.

Item 2(b)	Address of Principal Business Office.

153 East 53rd Street, 48th Floor
New York, New York 10022

Item 2(c)	Place of Organization.

Perennial is a Delaware limited liability company. Mr. Heintz is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, no par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

872636105

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

     (a) As of May 13, 2005, Perennial and Mr. Heintz beneficially own 1,031,512 shares of Common Stock of the Issuer, which represents 7.4% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,031,512 shares of Common Stock beneficially owned by Perennial and Mr. Heintz as of the date hereof, by (ii) 13,956,376 shares of Common Stock outstanding as of March 15, 2005, based upon the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934, on March 31, 2005.

     (b) Perennial controls the power to vote and dispose of the 1,031,512 shares of Common Stock. As the principal of Perennial, Mr. Heintz controls the power to vote and dispose of all the Common Stock beneficially owned by Perennial.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: May 16, 2005

PERENNIAL INVESTORS, L.L.C.

By:	/s/ Christopher J. Heintz

Christopher J. Heintz, Manager

Christopher J. Heintz

Christopher J. Heintz